Exhibit 99.1

For immediate release Chennai, India, July 25, 2018

Sify reports Revenues of INR 4683 Million for
First Quarter of FY 2018-19

EBITDA for the Quarter stood at INR 741 Million

PERFORMANCE HIGHLIGHTS:

•	Revenue for the quarter was INR 4683 Million, an increase of 3% over the same quarter last year.

•	EBITDA for the quarter was INR 741 Million, an increase of 6% over the same quarter last year.

•	Net Profit for the quarter was INR 201 Million, an increase of 16% over the same quarter last year.

•	CAPEX during the quarter was INR 1001 Million.

•	Cash balance at the end of the quarter was INR 1710 Million.

FINANCIAL HIGHLIGHTS

Unaudited Consolidated Income Statement as per IFRS

(In INR millions)

	Quarter ended	Quarter ended	Year ended
Description	June	June	March
	2018	2017	2018
			(Audited)

Revenue	4,683	4,555	20,686
Cost of Revenues	(2,845)	(2,807)	(13,435)
Selling, General and Administrative Expenses	(1,097)	(1,049)	(4,395)
EBITDA	741	699	2,856
Depreciation and Amortisation expense	(387)	(461)	(1,755)
Net Finance Expenses	(134)	(92)	(367)
Other Income (including exchange gain)	34	28	190
Other Expenses (including exchange loss)	(53)	-	-

Profit before tax	201	174	924
Income tax expense
Profit for the period	201	174	924
Profit attributable to:
Reconciliation with Non-GAAP measure
Profit for the period	201	174	924
Add:
Depreciation and Amortisation expense	387	461	1,755
Net Finance Expenses	134	92	367
Other Expenses (including exchange loss)	53	-	-
Income tax expense	-	-	-
Less:
Other Income (including exchange gain)	(34)	(28)	(190)

EBITDA	741	699	2,856

MANAGEMENT COMMENTARY

Mr. Raju Vegesna, Chairman, said, “We are at the point where Domestic enterprises are utilizing multiple services from our portfolio to navigate the Indian IT landscape. Global MNCs are also viewing us as a reliable partner to commission their India projects. The profile of our client engagements is also shifting to broader implementation across multiple services, translating into more strategic relationships.”

Mr. Kamal Nath, CEO, said, "Our sustained focus on our “Cloud@Core” service lines, along with the investments being made around this model, is adding a distinct character to our revenue, profitability and new order book. Clients are seeing the merits in our vertical-based business strategy and the flexibility to opt for either a “subscription” or a “build” model. Our positioning as a digital transformation partner, our comprehensive set of services and demonstrated speed-to-market are key differentiators that will propel our growth.”

Mr. M P Vijay Kumar, CFO, said, “Our business is supported by our continuing investment in infrastructure, tools and people to augment our growing portfolio of services. While we continue to exert greater fiscal discipline, our mix of DC and Network value added services should help broaden our revenue streams.

Our cash balance at the end of the quarter stands at INR 1710 Million”

BUSINESS HIGHLIGHTS

•	Revenue from Telecom centric services grew by 18% over the same quarter last year.

•	Segment-wise, revenue from Data and Managed Services grew 27% while revenue from the Wholesale Voice business grew by 2% over the same quarter last year.

•	The Telecom Centric Services added 117 new customers in the quarter.

•	Revenue from Data Center centric IT Services fell by 14% during the same quarter last year.

•	Segment-wise, revenue from Data Center Services and Cloud and Managed Services grew by 28% while the revenue from Technology Integration services and Applications Integration Services fell by 41% due to customer specific projects under implementation.

•	Data Center centric IT Services added 87 new customers in the quarter.

GROWTH DRIVERS

Digital transformation in India market continues to accelerate because of Government programs as well as Private initiatives aimed towards citizens and consumer experience. In line with this trend, our investments and initiatives are focused on creating infrastructures and services which has “Cloud @core” as the central theme. These investments and initiatives cut across Data Center, Cloud, Network and Applications.

•	Sify expanded capacity at its Data Center at Mumbai to cater to increased demand from the BFSI, eCommerce and Government clients.

•	Sify launched Hosting and Managed Services on Azure Stack services, a Hyper Converged Cloud Platform from its Data Centers. The platform also provides direct connectivity to Azure Cloud through Express Route to enable a hybrid cloud environment.

•	Sify launched Oracle’s Exadata as a Service, hosted from its private cloud, incorporating the benefits of Cloud with Managed Services.

•	Sify established a strategic partnership with Nutanix to enable customers to migrate from legacy platforms to hyper converged infrastructures.

•	Sify augmented the CDN portfolio by expanding its support for the AWS CloudFront service, to support small and medium segment customers.

•	Sify’s upgrade to 400G ready fiber networks will cater to demand from multiple industry verticals for their data-rich telecom requirements. The SD-WAN and network security services portfolio will complement this upgrade.

KEY WINS

•	An International telecom player, an upcoming payment bank, a large mobile wallet player, the insurance division of a large Public sector bank, and a domestic appliance major are some of the key customers to have subscribed for capacity at Sify’s Data Centers.

•	A Healthcare major has outscourced their complete DC and DR operations to Sify, to be run on hybrid cloud environment.

•	A State Government which is aggressively implementing Digital India and Smart Cities concepts empanelled Sify for Microsoft Azure-based Services to support their Government Community Cloud.

•	Sify also signed a multi-year contract to build and operate a concurrently-maintainable Data Center for a State Government, on Nutanix’s hyper-converged infrastructure platform.

•	One of the State Governments also contracted Sify as their system integrator for a complete revamp and physical expansion of their Data Center under the National eGovernance Plan. This contract involves design and implementation of the Data Center and Private Cloud.

•	In one of the largest multi-year hyper converged infrastructure deals, the Capital Markets division of one of the country’s largest Public-sector banks contracted for multiple services implemented at two major DC locations.

•	A large Public-sector Insurance company contracted to revamp and implement security services in line with the regulatory authority’s new guidelines.

•	A market leader in packaged foods in India and a Public-sector bank have signed network outsourcing contracts, including network management, security, enterprise-mobility and connectivity.

•	A pharmaceutical major has contracted for a complete network transformation that will include the deployment of a secure managed service to support their hybrid IT strategy.

•	A global CDN player has also signed up to deploy nodes across India to cater to the tremendous growth of data traffic out of the country.

AWARDS/RECOGNITIONS

•	Sify has been elevated to the position of Platinum partner by Dell and Premier partner by VMware for Virtualisation and Orchestration.

•	Sify has been also been recognised as an Emerging partner for rendering services by Nutanix in India.

CORPORATE COMMENTARY

As informed earlier, Dr. Siripurapu Kesava Rao, Director has resigned from the Board due to ill-health. The Board has commenced the search for his successor.

About Sify Technologies

Sify is the largest ICT service provider, systems integrator, and all-in-one network solutions company on the Indian subcontinent. We’ve also expanded to the United States, with headquarters in the heart of California’s Silicon Valley.

Over 8500 businesses have become Sify customers. We also partner with other major network operators to deliver global network solutions. Our customers can access Sify services via India’s largest MPLS network. Among the very few Enterprise class player in India, Sify, today has presence in more than 1550 cities in India and in North America, the United Kingdom and Singapore.

Sify, www.sify.com, Sify Technologies and www.sifytechnologies.com are registered trademarks of Sify Technologies Limited

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2018, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Public Relations +91 44 22540777 (ext.2055) praveen.krishna@sifycorp.com	20:20 Media Nikhila Kesavan +91 9840124036 nikhila.kesavan@2020msl.com	Grayling Investor Relations Shiwei Yin +1-646-284-9474 Shiwei.Yin@grayling.com